Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23A Publicly Listed CompanyNIRE 35300010230

Announcement to the Market

Trading of Own Shares by Treasury

October 2019

We inform the capital market agents that in October 2019:

1. Itaú Unibanco did not purchase its own shares for treasury stock;

2. The number of 163,110 preferred shares was reallocated in the market intended, mainly, to Long-term Incentive programs.

Historical information regarding purchase of own shares for treasury stock is available on the Company's Investor Relations website (www.itau.com.br/investor-relations).

São Paulo-SP, November 11, 2019.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations